February 14, 2025

Joshua M. Fine
Chief Financial Officer
Cyclo Therapeutics, Inc.
6714 NW 16th Street, Suite B
Gainesville, Florida 32653

       Re: Cyclo Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39780
           Filed March 18, 2024
Dear Joshua M. Fine:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Alison Newman